Exhibit 99.1

BOARD OF DIRECTORS RECEIVE PROPOSALS FOR SIGMA LITHIUM AND SIGMA BRAZIL FROM LEADING GLOBAL COMPANIES; CONDUCTING STRATEGIC REVIEW

HIGHLIGHTS

•	The Board of Directors of Sigma Lithium and Sigma Brazil announce it has received multiple strategic proposals for the Brazilian Company Sigma Mineração (“Sigma Brazil”), for the Canadian parent Sigma Lithium Corporation (together the “Companies” or separately the “Company”) as well as for the Grota do Cirilo Project (the “Project”).

•	The Companies and the Project have attracted interest from potential strategic partners, including global industry leaders in the energy, auto, batteries and lithium refining industries.

•	The Companies have a distinct position in the lithium industry globally as one of the “suppliers of choice" for the next generation of electric vehicles, whose consumers are concerned with environmentally and socially responsibly sourced materials.

o	Sigma Brazil is the only global producer of Triple Zero Green Lithium: zero carbon, zero tailings and zero hazardous chemicals, while recirculating 100% of the “sewage grade” water utilized in its production process.

o	Sigma Lithium's strategy is fully aligned with the decarbonization ethos of electric vehicles and of governments worldwide.

•	In reviewing the proposals received, the Board of Directors of the Companies are deeply committed to maximizing value for all public shareholders of Sigma Lithium, as well as for all stakeholders, employees and communities of Sigma Brazil at Vale do Jequitinhonha.

o	As ESG-centric companies, both Sigma Lithium and Sigma Brazil plan to adhere to the highest standards of governance in making a final decision on any strategic initiative.

▪	The decision regarding the strategic path of the Companies will be made by a shareholders’ meeting of Sigma Lithium, where a “majority of the minority shareholders” of Sigma Lithium shall cast the deciding vote.

o	In order to significantly increase the scale of the social and environmental programs of Sigma Brazil, the Companies incorporated the Green Lithium Institute (“Instituto Litio Verde”) and endowed it with the existing remaining “founders royalty” which is a 1% net smelter royalty.

▪	We expect that any potential strategic partner of the Companies will be committed to contribute to the success of Instituto Litio Verde.

o	Sigma Brazil has the potential to become a catalyst in Brazil for the development of the most sustainable industrial chemical midstream within the global lithium supply chain.

▪	The Companies’ Triple Zero Green Lithium coupled with their environmental expertise in managing carbon footprint, minimizing water and soil impacts, as well as recycling tailings are significant competitive advantages in potentially extending their industrial green beneficiation activities to produce Triple Zero Green Lithium Chemicals.

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SAO PAULO, BRAZIL and VANCOUVER, CANADA – (September 13, 2023) – Sigma Lithium Corporation (“Sigma Lithium”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) and its wholly-owned subsidiary Sigma Brazil (private), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate, announce that both Companies’ Board of Directors (together or separate, the “Board of Directors”) are evaluating potential strategic alternatives for the Companies (the “Strategic Process”).

The Companies received several proposals in relation to the Brazilian Company Sigma Mineração (“Sigma Brazil”), for the Canadian parent Sigma Lithium Corporation (together the “Companies” or separately the “Company”) as well as for the Grota do Cirilo Project (the “Project”). The proposals from the potential strategic partners differ in nature and structure and are subject to ongoing review and negotiations.

Ana Cabral, Co-Chairperson of the Board and CEO of Sigma Lithium, stated:

“Sigma Lithium is humbled and pleased by the strong strategic interest in our businesses from industry leaders in the energy, auto, battery and lithium refining industries. Our success is driven by the relentless commitment and tireless work ethic of our incredibly diverse team, who have been determined from the very beginning to build the most socially and environmentally sustainable producer of industrialized lithium materials in the world.

We are all very proud of our unique culture of teamwork and what we have accomplished for Brazil during the last six years. We inserted our country in the global lithium supply chain as one of the most sustainable lithium producers, while helping lift the people of our region, Vale do Jequitinhonha, by delivering and attracting billions of reais in investments. More importantly, our accomplishments reflect the mature regulatory, commercial rule of law and legal security for international investors in Brazil, built over decades of mining success and overall industrialization.

Our strategic review process coincides with our industry-first achievement of Triple Zero Green Lithium: zero carbon, zero tailings and zero hazardous chemicals. We recently disclosed the leaps in operational ramp-up at our Greentech lithium plant, including the success of our pioneer environmental tailings and water management industrial plant module, encompassing an innovative dry stacking of tailings coupled with water reuse.

Now as a full-fledged global producer, Sigma Lithium’s Board of Directors is conscious of its fiduciary duty and the responsibility involved in selecting our strategic partner, enabling Sigma Brazil to continue to take our country to the next level in securing its vital position within the global lithium supply chain.”

The Board of Directors and management team are committed to acting in the best interests of the Company, its public shareholders, its employees and its community. Each alternative will be thoroughly considered before any strategic partner is selected or any transaction is agreed. The decision regarding the outcome of the Strategic Process will be made at a shareholders’ meeting of Sigma Lithium, where a “majority of the minority shareholders” of Sigma Lithium will be required for the deciding vote.

The Company plans to conclude the Strategic Process this year, but there can be no assurance that it will result in the completion of any specific transaction or outcome. Nor can a definitive timetable be set for its completion. The Company does not intend to disclose further developments with respect to this Strategic Process, unless and until the Board of Directors has completed its assessment, or the Company determines that additional disclosure is required by law or otherwise deemed appropriate. The Company has engaged BofA Securities and BTG Pactual in Brazil as its financial advisors in connection with the Strategic Process.

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez,

(MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director of Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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